21001938

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CYNDX ADVISORS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 3RD AVENUE, SUITE 1502
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MCVEIGH 646.762.5514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

733 3RD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL BALLOU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CYNDX ADVISORS LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Scribed to be before this
16th day of February 2021

Notary Public

RASHEEDAH SUBER
NOTARY PUBLIC OF NEW JERSEY
Commission # 50140356
My Commission Expires 10/13/2025

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CYNDX ADVISORS LLC
(A WHOLLY-OWNED SUBSIDIARY OF CYNDX HOLDCO INC.)
(S.E.C. I.D. No. 8-69465)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2020

****

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................1
STATEMENT OF FINANCIAL CONDITION....................2
NOTES TO STATEMENT OF FINANCIAL CONDITION....................3

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Cyndx Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cyndx Advisors LLC (the "Company"), as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, the Company has changed its method of accounting for credit losses in 2020 due to the adoption of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326).

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 16, 2021

CYNDX ADVISORS LLC
(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

(Dollars In Thousands)

ASSETS		
Cash	$	1,353
Accounts Receivable		104
Prepaid Expenses		89
Right of Use Asset		84
Other Assets		1
Total Assets	$	1,631
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Contract Liabilities	$	707
Accounts Payable and Accrued Expenses		549
Lease Obligation		84
Due to Affiliate		60
Total Liabilities		1,400
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		231
Total Liabilities and Member's Equity	$	1,631

See accompanying notes to statement of financial condition.

CYNDX ADVISORS LLC
(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION

Cyndx Advisors LLC d/b/a CDX Advisors (the "Company"), is a Delaware limited liability company that provides financial advisory services to its clients in connection with mergers and acquisitions, financings, restructurings, and other transactions. The Company may also act as a placement agent on certain financing transactions. The Company's clients consist of public and private companies both domestic and foreign representing a variety of industries. The Company has its principal place of business in the United States located in New York, New York.

Cyndx Advisors LLC is wholly-owned subsidiary of Cyndx Holdco Inc. ("Holdco"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company received FINRA approval on October 2, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Credit Losses - In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective January 1, 2020, the Company's adoption of ASU 2016-13 did not have any impact to the opening equity balance. See Note 3 for additional information.

Fair Value of Financial Instruments – At December 31, 2020, the carrying value of the Company's financial instruments, including accounts receivable, due to affiliate, and contract liabilities, approximate their fair values (level 2) due to the nature of their short-term maturities.

Leases – In February 2016, the FASB issued ASU 2016-02, leases (Topic 842). The guidance in this ASU

supersedes the leasing guide in Topic 840, Leases. The Company adopted this standard effective January 1, 2019. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate of 7%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Advisory Fees and Financing Fees – The Company earns advisory fees from providing strategic advisory and merger and acquisition advisory services. The Company also earns financing fees from sourcing debt, equity and equity-linked capital for clients ranging from small, high growth business to large, multi-national corporations. Revenue for mergers and acquisition advisory and financing arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for strategic advisory contracts, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from clients prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, contract liabilities amounted to $707,000 which is included on the Statement of Financial Condition.

Income Taxes and Unincorporated Business Tax – The Company is a single-member LLC and is a disregarded entity for federal and state income taxes. Accordingly, no federal and state provision (benefit) has been made in the financial statements with respect to the Company's earnings (losses). The Company does not file New York City Unincorporated Business tax as it is included in Holdco's tax filings.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. ACCOUNTS RECEIVABLE (Dollars in thousands)

At December 31, 2020, accounts receivable consists of the following:

Accounts Receivable	$	90
Recoverable Expenses		14
	$	104

The Company's accounts receivables primarily consist of advisory fees, carried at amortized cost. The credit risk associated with accounts receivables is that any client with which it conducts business is unable to fulfill its contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the

collectability in determining the allowance for credit losses.

Management monitors the credit risk of clients, including historical experience and current conditions. The Company estimates the credit loss for gross receivables of $140,000 amounted to $50,000 at December 31, 2020.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES (Dollars in thousands)

At December 31, 2020, accounts payable and accrued expenses consist of the following:

Compensation Accrued	$	480
Accounts Payable		69
	$	549

5. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases office space at one location in New York pursuant to the operating lease expiring in February 2021. Payments due under the lease contracts include fixed and variable payments. Variable payments include the Company's proportionate share of the building's property taxes, utilities and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

At December 31, 2020, the future minimum payments under this operating lease are as follows (dollars in thousands):

2021	$	85
Total Undiscounted Lease Payments	$	85
Less Imputed Interest		(1)
Total Lease Obligations	$	84

Legal Matters - At December 31, 2020, the Company does not have any material commitments or contingencies that could result in a loss or future obligation.

6. RELATED PARTY TRANSACTIONS

The Company's leased space in New York required a security deposit. The security deposit has been provided by Holdco to the landlord, guaranteeing the lease.

The Company has an expense sharing agreement in place with Holdco effective January 1, 2019. Pursuant to this expense sharing agreement, the Company receives monthly payments from Holdco for shared services related to premise and occupancy and communication and information systems and pays to Holdco for the use of certain fixed assets.

Effective January 1, 2017, the Company entered into a licensing agreement with Cyndx Networks LLC ("Networks") (subsidiary of Holdco) for certain technology services used in support of its advisory and

private placement clients. For the year ended December 31, 2020, the Company charged Networks for the use of office space.

Effective January 1, 2018, the Company and its affiliates (Holdco and Networks), entered into an agreement to allocate payroll for certain employees across the Company, Holdco and Networks.

At December 31, 2020, the Company had a liability of approximately $60,000 due to affiliates related to these services.

7. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule under the Securities & Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of approximately $517,000, which exceeds the minimum computed capital requirement of approximately $88,000 by $429,000. The Company's ratio of aggregate indebtedness to capital is 2.5 to 1.

8. CONCENTRATIONS

The Company recognized revenue from three clients which represented approximately 76% of revenue for the year ended December 31, 2020. These clients represent 0% of the accounts receivable balance as of December 31, 2020.

9. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") covering all eligible employees, as defined. Voluntary contributions by the participants are allowed under the Plan up to the federal statutory limits. Contributions on behalf of the employees are discretionary and are determined annually by the Company.

10. SUBSEQUENT EVENTS

In February 2021, Holdco entered into a license agreement for office space in West Palm Beach, Florida and are negotiating the terms of the lease.

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